Exhibit 8.1

Subsidiaries of the Registrant

		Jurisdiction of
		Incorporation or
Company Name	Effective Ownership Percentage	Organization

Administradora de Concesiones Comerciales de Hipermercados S.A.	99.50%	Chile
Administradora de Concesiones Comerciales de Supermercados S.A.	99.17%	Chile
Sociedad An6nima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. (SAITEC S.A.)	99.96%	Chile
Maquinsa S.A.	100.00%	Chile